FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                October 22, 2004


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re: Result of EGM dated 22 October 2004


22 October 2004

British Energy plc

Results of Requisitioned Extraordinary General Meeting, 22 October 2004

Further to the announcements made earlier today, British Energy announces that, in accordance with the unanimous recommendation of the Board, all the resolutions at its Extraordinary General Meeting held today were voted down by shareholders. The Directors welcome this result and continue to believe that the Agreed Restructuring is in the best interests of the Company and its shareholders as a whole.

Contact:

Andrew Dowler                    020 7831 3113        (Media Enquiries)
John Searles                     01355 26 2202        (Investor Relations)

Find this News Release on our web-site: www.british-energy.com



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  October 22, 2004                    BRITISH ENERGY PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations